                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                          MORRISON KNUDSEN CORPORATION
                 (formerly Washington Construction Group, Inc.)
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   61844A 10 9
                                 ---------------
                                 (CUSIP Number)


                               D.W. Holdings, Inc.
                               Dennis Washington
                               c/o Washington Corporations
                               101 International Way
                               Missoula, Montana 59807
                               (406) 523-1300
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Copy to:

                               Scott R. Haber, Esq.
                               Latham & Watkins
                               505 Montgomery Street, 19th Floor
                               San Francisco, CA 94111
                               (415) 391-0600

                                January 16, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                         (Continued on following pages)

                                Page 1 of 8 Pages
                           Exhibit Index is on Page 8

CUSIP NO. 61844A109                    13D                    PAGE 2 OF 8 PAGES

1        NAME OF REPORTING PERSON

         D.W. Holdings, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[X]
                                                                        (b)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

                  7        SOLE VOTING POWER

                           0 shares of Common Stock (See Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   828,000 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       0 shares of Common Stock (See Item 5)

                  10       SHARED DISPOSITIVE POWER

                           828,000 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         828,000 shares of Common Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 61844A109                    13D                    PAGE 3 OF 8 PAGES

1        NAME OF REPORTING PERSON

         Dennis Washington

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                  7        SOLE VOTING POWER

                           19,381,635 shares of Common Stock (plus 24,926
                           shares issuable upon exercise of stock options) (See
                           Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   828,000 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       19,381,635 shares of Common Stock (plus 24,926
                           shares issuable upon exercise of stock options) (See
                           Item 5)

                  10       SHARED DISPOSITIVE POWER

                           828,000 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,209,635 shares of Common Stock (plus 24,926 shares issuable upon exercise of stock options) (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.3%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO. 61844A109                    13D                     PAGE 4 OF 8 PAGES

1        NAME OF REPORTING PERSON

         Phyllis Washington

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (See Item 5)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                  7        SOLE VOTING POWER

                           77,838 shares of Common Stock (See Item 5)
NUMBER OF
SHARES            8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0 shares of Common Stock (See Item 5)
EACH
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH                       77,838 shares of Common Stock (See Item 5)

                  10       SHARED DISPOSITIVE POWER

                           0 shares of Common Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,838 shares of Common Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%

14       TYPE OF REPORTING PERSON
         IN

                 This Amendment No. 5 to Schedule 13D amends the Statement on
Schedule 13D filed July 19, 1993, as amended (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington and Phyllis Washington relating to the Common Stock, par value $.01 per share, of Morrison Knudsen Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 2.          IDENTITY AND BACKGROUND.

                          Item 2 is hereby amended in pertinent part as
follows:

                 As of January 1, 1998, Michael Haight was appointed President of D.W. Holdings, Inc.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 4.          PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Items 3, 4 and 6 are hereby amended in pertinent part as follows:

                 On January 15, 1998, the Issuer issued a press release announcing that its discussions with Mr. Dennis Washington regarding the potential acquisition of his interest in Montana Resources, Inc., the owner of a partnership interest in a Butte, Montana copper and molybdenum mine, have been terminated. In light of the uncertainty regarding long term copper prices due to, among other things, instability in the Asian economy, and also in light of the recent drop in the Company's stock price, the parties were unable to finalize the terms of a definitive agreement and negotiations have terminated.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended in pertinent part as follows:

                 (a) As of the close of business on January 15, 1998, D.W. Holdings beneficially owned an aggregate of 828,000 Shares (1.5% of the outstanding Shares) which it held directly.

                 As of the close of business on January 15, 1998, Mr. Washington beneficially owned an aggregate of 20,234,561 Shares (37.3% of the outstanding Shares). Such Shares include (i) the 19,381,635 Shares held by Mr. Washington directly, (ii) the 828,000 Shares held by D.W. Holdings and as to which Mr. Washington may be deemed the beneficial owner as sole shareholder of D.W. Holdings and (iii) 24,926 Shares issuable upon exercise of options which Mr. Washington has the right to exercise within 60 days of January 15, 1998.

                 Mr. Washington serves as Chairman of the Board of Directors of the Issuer and in such capacity has been granted options to purchase Common Stock pursuant to the Morrison Knudsen Corporation Amended and Restated Stock Option Plan and the Morrison Knudsen Corporation 1997 Stock Option and Incentive Plan for Non-Employee Directors. On December, 31, 1996, Mr. Washington was granted options to purchase 12,778 Shares at an exercise price of $7.20 per Share (the "December 1996 Options"); on April 11, 1997, Mr.

Washington was granted options to purchase 25,000 Shares at $9.875 per Share (the "April 1997 Options"); and on December 1, 1997, Mr. Washington was granted options to purchase 11,795 Shares at $7.80 per Share (the "December 1997 Options"). The December 1996 Options vested in four equal installments on February 10, 1997, February 28, 1997, May 31, 1997, and August 31, 1997, and
expire on January 10, 2007. The April 1997 Options vest in four equal annual increments on January 10, 1998, January 10, 1999, January 10, 2000, and January 10, 2001, and expire on January 10, 2007. The December 1997 Options vest in four equal installments on January 23, 1998, February 28, 1998, May 31, 1998, and August 31, 1998, and expire on January 1, 2008.

                 As of the close of business on January 15, 1998, Mrs. Washington beneficially owned an aggregate of 77,838 Shares (0.1% of the outstanding Shares).

                          As of the close of business on January 15, 1998, the
Reporting Persons owned in the aggregate 20,312,399 Shares, including 24,926 Shares issuable upon exercise of options which Mr. Washington has the right to exercise within 60 days of January 15, 1998, which represent approximately 37.4% of the outstanding Shares (calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended (the "Act")).

                 Pursuant to Rule 13d-3 of the General Rules and Regulations under the Act, D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to be a group. By reason of the provisions of Rule 13d-5 under the Act, the group consisting of D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to own all Shares owned by such persons. Each such person does not affirm the existence of such a group, and, except as specifically described herein, disclaims beneficial ownership of such Shares.

                 (b) D.W. Holdings has the shared power to vote and dispose of the Shares which it owns directly. Mr. Washington has the sole power to vote and dispose of the 19,381,635 Shares which he owns and holds directly and will own and hold directly any Shares issued upon exercise of stock options, and has the shared power to vote and dispose of the 828,000 Shares owned by D.W. Holdings. Mrs. Washington has the sole power to vote and dispose of the 77,838 Shares which she owns and holds directly.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D).





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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1998               D.W. Holdings, Inc.


                                       By: /s/  MICHAEL HAIGHT
                                          ---------------------------
                                          Name:   Michael Haight
                                          Title:  President





Dated:  January 15, 1998                   /s/  DENNIS WASHINGTON
                                       ------------------------------
                                       Dennis Washington





Dated:  January 15, 1998                   /s/  PHYLLIS WASHINGTON
                                       -------------------------------
                                       Phyllis Washington

                                 EXHIBIT INDEX


         Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D).





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